Exhibit 99.1

Marine Harvest (OSE:MHG, NYSE:MHG): Share option scheme for senior executives and allocation of options 2016.

At the Company's annual general meeting on 9 June 2016 (AGM) the Board of Directors was authorised to grant options under the Share Option Scheme for Senior Executives. On 20 June 2016 the Board of Directors granted 1.5 million options with a strike price of NOK 153.0371, corresponding to 107.5% of the volume weighted average share price on the Oslo Stock Exchange at the date of the AGM, to a total of 18 individuals.

The options have a term of 4 years but will become exercisable immediately if a mandatory bid is made for all of the shares in Marine Harvest, if a voluntary offer is followed up with a forced transfer of shares in accordance with the Norwegian Securities Trading Act or if Marine Harvest is the non-surviving entity in a merger with another company.

The number of shares and the strike price will be adjusted for dividends and changes in the equity capital during the term of the option according to the Oslo Stock Exchange's derivative rules and provisions in the option agreements. Total profit through the exercise of the option in a year is capped at two years' salary for the option holder. If the profit exceeds this limit, the number of shares to be issued will be reduced accordingly.

The following primary insiders in the company have been allocated options according to the above and have, following this and adjustments for dividends paid, the following number of shares and options in the company:

	Total number of	Options granted	Total options
	shares owned	in 2016	allotted
Alf-Helge Aarskog (CEO)	38 570	470 000	2 170 752
Ivan Vindheim (CFO)	660	100 000	440 151
Marit Solberg (COO Farming)	47 813	100 000	440 151
Ola Brattvoll (COO Sales & Marketing)	9 231	100 000	440 151
Ben Hadfield (COO Fish Feed)	6 870	100 000	365 373

This information is subject to the disclosure requirements pursuant to section 4-2 and 5-12 of the Norwegian Securities Trading Act.